Exhibit 21.1

Subsidiaries of Appgate, Inc.

Name of Subsidiary	State/Country of Organization
Appgate Cybersecurity, Inc.	Delaware
Catbird Networks, Inc.	Delaware
Cryptzone International Holdings Inc.	Delaware
Cryptzone Group AB	Sweden
Cryptzone North America Inc.	Delaware
Cryptzone UK Ltd	United Kingdom
Cryptzone Worldwide, Inc.	Delaware
Easy Solutions do Brasil Ltda.	Brazil
Easy Solutions Enterprises Corp.	Delaware
Easy Solutions, Inc.	Delaware
Easy Solutions Japan G.K.	Japan
Easy Solutions Middle East FZ-LLC	United Arab Emirates
Easy Solutions S.A.S.	Colombia
Immunity Federal Services, LLC	Delaware
Immunity, Inc.	New York
Immunity Inc. Sucursal Empresa Extranjera	Argentina
Immunity Products, LLC	Delaware
Immunity Services, LLC	Delaware